NYSE Arca, Inc. (the 'Exchange') hereby notifies the SEC of its intention to remove the following securities issued by Safety First Trust Series 2009-2 (the 'Company') from listing and registration on the Exchange upon the effective date of this Form 25:

Principal Protected Trust Certificates Linked to the Dow Jones Industrial Average Due May 8, 2014 (suspended: 5/8/2014) symbol: ABI

This action is being taken pursuant to the provisions of Rule 12d2-2(a)(2), as NYSE Regulation has been notified that, on May 8, 2014, the issuer liquidated the securities listed above at a rate of $23.0849994 per unit. Accordingly, trading in the issue was suspended before the opening on the date specified above.